UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12
Corporate Registry ID (NIRE) #35.300.027.795
Publicly-held Company
Special Stockholders’ Meeting
Call Notice

The stockholders of this Company are invited to gather at the Special Stockholders’ Meeting, to be held on August 24th, 2007, at 5:00 p.m., at the Company’s headquarters located in Cidade de Deus, Vila Yara, Osasco, São Paulo, 5th floor, Salão Nobre, Prédio Novo, in order to:

I. examine proposals of the Board of Directors for:

1. merger the total of Stocks representing Banco BMC S.A. (BMC) Capital Stock by Banco Bradesco S.A. (Bradesco), and BMC becoming wholly-owned subsidiary of Bradesco, in accordance with the provisions of Article 224, 225 and 252, Law # 6.404/76, by means of:

a) ratification the appointment of companies to appraise the Stockholders’ Equity of the Companies;

b) review and approval of the “Instrument of Protocol and Justification of Merger of the Total of Stocks Representing Banco BMC S.A. Capital Stock”, as well as to the Appraisal Reports of the Stockholders’ Equity of the Companies;

c) increase of the Capital Stock of Bradesco, in the amount of R$789,559,000.00, raising it from R$18,000,000,000.00 to R$18,789,559,000.00, by means of issue of 18,599,132 non-par, book-entry, registered stocks, of which 9,299,618 are common stocks and 9,299,514 are preferred stocks, in the proportion of 0.086331545 fraction of Bradesco’s share for each share of BMC, to be attributed to the stockholders of BMC, in which 0.043166014 is fraction of common stock and 0.043165531 is fraction of preferred stock, with the resulting amendment to “caput” of Article 6 of By-laws;

2. increase the Capital Stock of Bradesco by R$210,441,000.00, raising it to R$19,000,000,000.00, through the capitalization of part of the balance of the “Profit Reserve – Statutory Reserve” account, without the issuance of stock, in accordance with Paragraph One of Article 169 of Law # 6404/76, with the resulting amendment to “caput” of Article 6 of By-laws;

3. partially amend the Company’s By-laws, formalizing the creation of the Ombudsman, which is already operating at the Company, in compliance with the Brazilian Monetary Council Resolution # 3,477, as of 7.26.2007; Article 9, improving the wording of letter “e” and including the Ombudsman in letter “p”; in Article 13, specifying the situtations in which the Company may be severally represented by a Member of the Board of Executive Officers or Attorney-in-Fact; in Article 24, increasing from 8 (eight) to 9 (nine) the number of members of the Ethical Conduct Committee; and

4. to ratify the Company’s By-laws, in order to reflect the proposals mentioned in previous items.

II. to choose the utilization of Bradesco’s consolidated financial statements,when determining the operational limits referred to by Article 1 of the Brazilian Monetary Council Resolution # 2,283, as of 6.5.96, comprising all the financial companies controlled by BMC.

Documents Available to Stockholders: this Call Notice, the Proposals of the Board of Directors, the Instrument of Protocol and Justification of Merger of the Total of Stocks Representing Banco BMC S.A. Capital Stock” and its attachments are made available to stockholders at the Custody and Registrar Department of Bradesco, Depositary Financial Institution of the Company’s Stocks, located in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and can also be accessed through the Website www.bradesco.com.br - Corporate Governance Section - Corporate Documents.

Cidade de Deus, Osasco, SP, August 8th, 2007

Lázaro de Mello Brandão
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.